POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Changes in Affiliates (Addition)

.EX-99.1

Changes in Affiliates (Addition)

Posteel, which is a subsidiary of POSCO, has established POSCO Gulf Logistics LLC.

1. Purpose of the Company: To provide local distributions(cargo-working, customs clearance, storing, inland transporting) and sell steel manufactures

2. Total Number of Affiliated Companies after Additional Affiliation: 104

3. Details:

• Company Name: POSCO Gulf Logistics LLC

• Total Asset (KRW): 1,459,400,000

• Total Equity (KRW): 1,459,400,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 1,459,400,000

• Posteel owns 100% stake of POSCO Gulf Logistics LLC.